

Danny Hinkle · 3rd in

Sircles Media Inc.

Co-Founder, Chief Operating Officer at Sircles Media Inc.

Greater Sacramento · 338 connections · **Contact info**

Experience



Co-Founder, Chief Operating Officer
Sircles Media Inc. · Full-time
Jan 2017 – Present · 4 yrs 2 mos
Sacramento



Tech Service 2 U
8 yrs 7 mos

Vice President, Digital Marketing
Jul 2016 – Present · 4 yrs 8 mos
Sacramento, CA

Lead prospecting, mostly through existing business relationships and referral. Creating a sales pipeline, and following up from the first phone call to the close of the agreement. Developing Digital Marketing and Business consulting proposals that meet each clients needs, using a pragmatic approach. Developing long-term, meaningful relationships. Creating win-wir ...see more

Operations Manager
Aug 2012 – Aug 2017 · 5 yrs 1 mo
Sacramento, CA



Marketing Director
HANFORD SAND & GRAVEL INC
Nov 2017 – Oct 2019 · 2 yrs
Roseville, California



Chief Operating Officer
Social Circle LLC
Jan 2017 · 1 mo
Sacramento, California

Education



Independence

Skills & endorsements

Marketing · 6
Seth Atchue and 5 connections have given endorsements for this skill

Social Media · 5
Julian Block and 4 connections have given endorsements for this skill

Social Media Marketing · 5
Julian Block and 4 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (1)   Given (0)



Richie Proia
Tickets To All Major Events!
October 28, 2020, Richie was a client of Danny's

Not only is Danny a Great person ,Husband and Father! He is an intelligent and hard working individual and Great team player with high morals and Integrity! I really enjoy working with Danny! He is a Man who Truly cares about the people and the companies he works with! His efforts for helping our company Grow ... See more

Interests



LAUNCH
3,195 followers



Genalyte, Inc.
3,654 followers



AgileEngine
4,236 followers

Tech Service 2 U
76 followers



Jason Calacanis in
Entrepreneur, Angel Investor, Author
630,760 followers

Oprah Winfrey in
CEO, Producer, Publisher, Actress and Innovator
983,214 followers

See all